Channell Commercial Corporation 26040 Ynez Road Temecula, California 92591 January 15, 2008

Mr. Andrew Mew

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

Washington D.C. 20549

Re:	Request for Extension

Dear Mr. Mew:

This request relates to the letter (the “Letter”) to Channell Commercial Corporation (the “Company”) from the Staff, dated December 17, 2007.  In accordance with the discussions between you and our legal counsel of today, the Company hereby respectfully requests a further extension of the deadline for response to the Letter from January 16, 2008 to January 31, 2008.  As discussed, the response to the Letter is in progress; however, the Company needs the additional time requested in order to gather the information necessary to enable it to complete its response to the Letter.

If you have any questions regarding this request, please do not hesitate to telephone the undersigned at (951) 719-2600.

Very truly yours,

CHANNELL COMMERCIAL
CORPORATION

By:	/s/ Patrick E. McCready
Patrick E. McCready
Chief Financial Officer